UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date July 6, 2009	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

For Main Board and GEM listed issuers

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	30/06/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	China Eastern Airlines Corporation Limited (the “Company”)
Date Submitted	02/07/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code :	670	Description :	H Shares

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month	1,566,950,000	RMB1.00	RMB1,566,950,000

Increase/(decrease)	1,437,375,000	RMB1.00	RMB1,437,375,000

Balance at close of the month	3,004,325,000	RMB1.00	RMB3,004,325,000

(2) Stock code :	600115	Description :	A Shares

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month	3,300,000,000	RMB1.00	RMB3,300,000,000

Increase/(decrease)	N/A		N/A

Balance at close of the month	3,300,000,000	RMB1.00	RMB3,300,000,000

For Main Board and GEM listed issuers

2. Preference Shares

Stock code :	Description :

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares

Stock code :	Description :

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (State currency) :	RMB6,304,325,000

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference	No. of other classes
	(1)	(2)	shares	of shares

Balance at close of preceding month	1,566,950,000	3,300,000,000	N/A	N/A

Increase/ (decrease) during the month	1,437,375,000	N/A	N/A	N/A

Balance at close of the month	3,004,325,000	3,300,000,000	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)
Particulars of share option scheme including EGM approval date	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
(dd/mm/yyyy) and class of shares issuable	Granted	Exercised	Cancelled	Lapsed
1.

( / / )
shares
(Note 1)

2.

( / / )
shares
(Note 1)

3.

( / / )
shares
(Note 1)
Total A. (Ordinary shares)
(Preference shares)
(Other class)
Total funds raised during the month from exercise of options (State currency)

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed
Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

2.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

3.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

4.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

Total B. (Ordinary shares)
(Preference shares)
(Other class)

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )

2.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

3.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

4.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)
(Preference shares)
(Other class)

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)
Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.
A subscription agreement entered into between CES Global Holdings (Hong Kong) Limited (“CES Global” ) and the Company on 29 December 2008, under which, CES Global agrees to subscribe for, and the Company agrees to issue, 1,437,375,000 new H Shares at the subscription price of RMB1.00 per share

	The respective EGM and class meetings of the Company were held on 26 February 2009 where the shareholders have approved such subscription.

	H shares (Note 1)	1,437,375,000	NIL

2.
A subscription agreement entered into between 中國東方航空集團公司 China Eastern Air Holding Company (“CEA Holding”) and the Company on 29 December 2008, under which, CEA Holding agrees to subscribe for, and the Company agrees to issue, 1,437,375,000 new A Shares at the subscription price of RMB3.87 per share

	The respective EGM and class meetings of the Company were held on 26 February 2009 where the shareholders have approved such subscription.

	A shares (Note 1)	NIL	1,437,375,000

3.

	( / / )
	shares (Note 1)

	Total D. (Ordinary shares)	1,437,375,000
	(Preference shares)
	(Other class)

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital
Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

2. Open offer	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

3. Placing	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

4. Bonus issue			Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

For Main Board and GEM listed issuers

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price :	State currency	_________________ Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

6. Repurchase of shares			Class of shares repurchased (Note 1) Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

7. Redemption of shares			Class of shares redeemed (Note 1) Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

8. Consideration issue	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

For Main Board and GEM listed issuers

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation			Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

10. Other (Please specify)	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

Total E. (Ordinary shares)
(Preference shares)
(Other class)

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	1,437,375,000
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by:      LUO ZHUPING

Title:  DIRECTOR AND COMPANY SECRETARY
           (Director, Secretary or other duly authorised officer)

Notes :

1.	State the class of shares (e.g. ordinary, preference or other).

2.	If there is insufficient space, please append the prescribed continuation sheet.